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E-MAIL:  fmm@dillanddill.com

November 5, 2010

Donald F. Delaney, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0304
100 F Street, N.E.
Washington, DC  20549

Re:         Homeland Resources Ltd.
Form 8-K
File No. 333-147501
Filed November 2, 2010

Dear Mr. Delaney:

Homeland Resources Ltd. (the “Company”) is responding to the comment in your letter dated November 3, 2010.  For your convenience, the comment is set forth below, together with the response.

1.
When you engage a new accountant, please report the new engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2).  In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response:  The Company has not yet engaged a new accountant. When the Company engages a new accountant, it will file a Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2), including any disclosures about consultations with the Company’s new accountants up through the date of the engagement.

Attached is a written statement from the Company with the acknowledgments requested on page two of your letter.

We hope this letter resolves your comments.  Please let us know if you have any further comments or require further information.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage
Enclosure
cc:           Homeland Resources Ltd.

HOMELAND RESOURCES LTD.

ACKNOWLEDGMENT

Homeland Resources Ltd. (the “Company”) hereby acknowledges the following with respect to its Form 8-K filed on November 2, 2010 (the “Filing”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:  November 5, 2010

By:      /s/ Armando Garcia
Name:     Armando Garcia
Title:       President, Secretary & Treasurer